Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

EARNINGS TO FIXED CHARGES	2015	2014	2013	2012	2011
Earnings:
Earnings before tax	$1,189.3	$2,068.7	$2,372.6	$2,973.5	$3,448.7
Equity earnings from affiliate	16.7	23.8	20.9	48.7	—
Capitalized interest	(123.2)	(126.7)	(68.9)	(29.3)	(5.9)
Total earnings	1,082.8	1,965.8	2,324.6	2,992.9	3,442.8
Fixed charges:
Interest expense	334.0	265.3	265.5	201.8	192.3
(Gain) loss on debt prepayment	—	—	—	—	1.4
Total fixed charges	334.0	265.3	265.5	201.8	193.7

Earning plus fixed charges	$1,416.8	$2,231.1	$2,590.1	$3,194.7	$3,636.5

Earnings to fixed charges	4.2	8.4	9.8	15.8	18.8

NET DEBT TO NET CAPITALIZATION	2015	2014	2013	2012	2011
Total debt	$5,951.5	$4,180.9	$4,178.9	$4,188.0	$2,726.9
Cash and cash equivalents	(274.5)	(364.0)	(1,672.7)	(2,459.5)	(848.1)
Short-term investments	(603.5)	(338.6)	(208.3)	(134.3)	(522.0)
Net debt	5,073.5	3,478.3	2,297.9	1,594.2	1,356.8

Net capitalization
Net debt	5,073.5	3,478.3	2,297.9	1,594.2	1,356.8
Equity	5,299.2	5,836.6	5,561.8	4,789.1	4,036.3
Net capitalization	$10,976.2	$9,653.5	$8,068.0	$6,517.6	$5,915.1

Net debt/net capitalization (*)	48.9%	37.3%	29.2%	25.0%	25.2%

(*) Represents net debt divided by net capitalization